OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Terabeam, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
88077B 10 8
(CUSIP Number)
Jason Mendelson, Esq.
Mobius Venture Capital
Two Palo Alto Square, Suite 500
3000 El Camino Real
Palo Alto, CA 94306
(650) 319-2700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 27, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: Mobius Technology Ventures VI, L.P. (“MTV”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		978,590

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		978,590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	978,590

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: Mobius Technology Ventures Advisors Fund VI, L.P. (“MTAF”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		38,154

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		38,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,154

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: Mobius Technology Ventures Side Fund VI, L.P. (“MTSF”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,987

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		39,987

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	39,987

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: SOFTBANK US Ventures VI, L.P. (“SBUSV”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,049,485

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,049,485

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,049,485

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: Mobius VI LLC (“Mobius”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,106,216

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,106,216

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,106,216

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: SOFTBANK Technology Ventures Advisors Fund V, L.P. (“SBTAF”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		56,154

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		56,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	56,154

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: SOFTBANK Technology Entrepreneurs Fund V, L.P. (“SBTEF”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		37,252

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		37,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	37,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: SOFTBANK Technology Ventures V, L.P. (“SB Tech”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,071,222

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,071,222

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,071,222

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: SBTV V LLC (“SBTV”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,164,628

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,164,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,164,628

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: Bradley A. Feld (“BAF”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,270,844

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,270,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,270,844

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: D. Rex Golding (“DRG”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,270,844

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,270,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,270,844

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: Jo Ann Heidi Roizen (“JR”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,270,844

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,270,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,270,844

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: Greg P. Galanos (“GPG”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,106,216

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,106,216

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,106,216

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	88077B 10 8

1	NAMES OF REPORTING PERSONS: Jason A. Mendelson (“JAM”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,106,216

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,106,216

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,106,216

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Item 1	Security and Issuer.
Item 2	Identity and Background.
Item 3	Source and Amount of Funds or Other Consideration.
Item 4	Purpose of Transaction.
Item 5	Interest in Securities of the Issuer.
Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7	Material to be filed as Exhibits.
EXHIBIT 1
EXHIBIT 2

SCHEDULE 13D
Item 1.    Security and Issuer.
This Schedule relates to shares of Common Stock (“Terabeam Common Stock”) of Terabeam, Inc. (“Terabeam”). Terabeam’s principal executive offices are located at 2115 O’Nel Drive, San Jose, CA 95131.
Item 2.    Identity and Background.
This Schedule is being filed by Mobius Venture Capital on behalf of (collectively, the “Reporting Persons”):
Mobius Technology Ventures VI, L.P. (“MTV”)
SOFTBANK U.S. Ventures VI, L.P. (“SBUSV”)
Mobius Technology Ventures Advisors Fund VI, L.P. (“MTAF”)
Mobius Technology Ventures Side Fund VI, L.P. (“MTSF”)
Mobius VI LLC (“Mobius”)
SOFTBANK Technology Ventures V, L.P. (“SB Tech”)
SOFTBANK Technology Ventures Advisors Fund V, L.P. (“SBTAF”)
SOFTBANK Technology Entrepreneurs Fund V, L.P. (“SBTEF”)
SBTV V LLC (“SBTV”)
Bradley A. Feld (“BAF”)
D. Rex Golding (“DRG”)
Jo Ann Heidi Roizen (“JR”)
Greg P. Galanos (“GPG”)
Jason A. Mendelson (“JAM”)
The principal business address of each of the Reporting Persons is c/o Mobius Venture Capital, Two Palo Alto Square, Suite 500, 3000 El Camino Real, Palo Alto, California 94306
The principal occupations/principal business of each of the Reporting Persons is as follows:

MTV:	Venture Capital Fund
SBUSV:	Venture Capital Fund
MTAF:	Venture Capital Fund
MTSF:	Venture Capital Fund
Mobius:	General Partner of MTV, SBUSV, MTAF and MTSF
SB Tech:	Venture Capital Fund
SBTAF:	Venture Capital Fund
SBTEF:	Venture Capital Fund
SBTV:	General Partner of SB Tech, SBTAF and SBTEF
BAF:	Managing Member of Mobius and SBTV
DRG:	Managing Member of Mobius and SBTV
JR:	Managing Member of Mobius and SBTV
GPG:	Managing Member of Mobius
JAM:	Managing Member of Mobius

& a)	During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SB Tech:	Delaware	MTAF:	Delaware
SBTAF:	Delaware	MTSF:	Delaware
SBTEF:	Delaware	MTV:	Delaware
SBTV:	Delaware	SBUSV:	Delaware
		Mobius:	Delaware

BAF:	United States
DRG:	United States
JR:	United States
GPG:	United States
JAM:	United States
Item 3.    Source and Amount of Funds or Other Consideration.
On June 22, 2004, Terabeam, formerly known as YDI Wireless, Inc., prior to a corporate name change on or about November 7, 2005, completed a merger with Terabeam Corporation, a Washington corporation (“Terabeam Washington”). The stock-for-stock merger was completed pursuant to an Agreement and Plan of Merger, dated as of April 14, 2004 (the “Merger Agreement”), among Terabeam, T-Rex Acquisition Corporation, a Washington corporation and wholly owned subsidiary of Terabeam (“Merger Sub”), and Terabeam Washington, providing for the merger of Merger Sub with and into Terabeam Washington (the “Merger”). Upon completion of the Merger, Terabeam Washington became a wholly owned subsidiary of Terabeam, and Terabeam issued an aggregate of approximately 11.32 million shares of Terabeam Common Stock to the shareholders of Terabeam Washington and assumed Terabeam Washington’s outstanding warrants. Options to purchase outstanding warrants to purchase Terabeam Washington’s stock were not assumed in the Merger. Each outstanding share of Terabeam Washington common stock, no par value per share (the “Terabeam Washington Common Stock”), was exchanged at the effective time of the Merger (the “Effective Time”) for 0.22 of a share of Terabeam Common Stock.
In connection with the Merger:
MTV acquired 1,226,544 shares of Terabeam Common Stock in exchange for 5,575,200 shares of Terabeam Washington Common Stock beneficially owned by it as of the Effective Time;
MTAF acquired 47,784 shares of Terabeam Common Stock in exchange for 217,200 shares of Terabeam Washington Common Stock beneficially owned by it as of the Effective Time;
MTSF acquired 50,160 shares of Terabeam Common Stock in exchange for 228,000 shares of Terabeam Washington Common Stock beneficially owned by it as of the Effective Time;
SBUSV acquired 1,315,512 shares of Terabeam Common Stock in exchange for 5,979,600 shares of Terabeam Washington Common Stock beneficially owned by it as of the Effective Time;
SB Tech acquired 2,596,550 shares of Terabeam Common Stock in exchange for 11,802,500 shares of Terabeam Washington Common Stock beneficially owned by it as of the Effective Time;

SBTAF acquired 70,114 shares of Terabeam Common Stock in exchange for 318,700 shares of Terabeam Washington Common Stock beneficially owned by it as of the Effective Time; and
SBTEF acquired 46,669 shares of Terabeam Common Stock in exchange for 212,132 shares of Terabeam Washington Common Stock beneficially owned by it as of the Effective Time.
On the effective date of the Merger, there was no market for the Terabeam Washington Common Stock, and the closing price of the Terabeam Common Stock was $4.25 per share (as reported on the OTC Bulletin Board).
Item 4.    Purpose of Transaction.
See Item 3 which is incorporated by reference herein.
Each Reporting Person acquired the Terabeam Common Stock in the Merger for purposes of investment. Also, as part of the Merger, MTV, MTAF, MTSF, SBUSV, SB Tech, SBTAF, and SBTEF (collectively, the “Mobius Funds”) entered into a lock-up agreement with Terabeam in the form attached hereto as Exhibit 2 (the “Lock-up Agreement”). The full text of such exhibit is incorporated by reference herein. The Lock-up Agreement provides that the Mobius Funds will not sell or transfer any Terabeam Common Stock issued to them pursuant to the Merger for a period of at least 180 days after closing of the Merger. The Mobius Funds may sell or transfer up to 50% of the shares issued to them during the period beginning 180 days after closing of the Merger and ending on the date that is 270 days after closing. The Mobius Funds may sell or transfer up to an additional 25% of the shares issued to them during the period beginning 270 days after closing of the Merger and ending on the one-year anniversary of the closing. All restrictions under those agreements on the sale or transfer of Terabeam Common Stock issued in the Merger expire on the one-year anniversary of the closing of the Merger.
Subject to applicable legal requirements, the Reporting Persons may purchase additional Terabeam Common Stock from time to time in open market or in private transactions, depending on their evaluation of Terabeam’s business, prospects and financial condition, the market for the Terabeam Common Stock, other developments concerning Terabeam, the reaction of Terabeam to Reporting Person’s ownership of Terabeam Common Stock, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their Terabeam Common Stock at any time.
On September 21, 2005, the Mobius Funds sold an aggregate of 57,100 shares of Terabeam Common Stock.
On September 22, 2005, the Mobius Funds sold an aggregate of 12,571 shares of Terabeam Common Stock.
On September 26, 2005, the Mobius Funds sold an aggregate of 15,000 shares of Terabeam Common Stock.
On September 27, 2005, the Mobius Funds sold an aggregate of 24,000 shares of Terabeam Common Stock.
On October 3, 2005, the Mobius Funds sold an aggregate of 59,500 shares of Terabeam Common Stock.
On October 4, 2005, the Mobius Funds sold an aggregate of 36,000 shares of Terabeam Common Stock.
On November 2, 2005, the Mobius Funds sold an aggregate of 45,000 shares of Terabeam Common Stock.
On November 3, 2005, the Mobius Funds sold an aggregate of 14,000 shares of Terabeam Common Stock.
On November 4, 2005, the Mobius Funds sold an aggregate of 45,000 shares of Terabeam Common Stock.
On November 14, 2005, the Mobius Funds sold an aggregate of 68,600 shares of Terabeam Common Stock.
On November 15, 2005, the Mobius Funds sold an aggregate of 39,450 shares of Terabeam Common Stock.
On November 16, 2005, the Mobius Funds sold an aggregate of 10,000 shares of Terabeam Common Stock.
On November 22, 2005, the Mobius Funds sold an aggregate of 57,300 shares of Terabeam Common Stock.
On November 23, 2005, the Mobius Funds sold an aggregate of 10,000 shares of Terabeam Common Stock.

On January 5, 2006, the Mobius Funds sold an aggregate of 9,000 shares of Terabeam Common Stock.
On January 6, 2006, the Mobius Funds sold an aggregate of 7,000 shares of Terabeam Common Stock.
On January 9, 2006, the Mobius Funds sold an aggregate of 25,000 shares of Terabeam Common Stock.
On January 10, 2006, the Mobius Funds sold an aggregate of 13,000 shares of Terabeam Common Stock.
On January 11, 2006, the Mobius Funds sold an aggregate of 56,000 shares of Terabeam Common Stock.
On January 17, 2006, the Mobius Funds sold an aggregate of 85,000 shares of Terabeam Common Stock.
On January 18, 2006, the Mobius Funds sold an aggregate of 50,000 shares of Terabeam Common Stock.
On January 19, 2006, the Mobius Funds sold an aggregate of 65,000 shares of Terabeam Common Stock.
On January 20, 2006, the Mobius Funds sold an aggregate of 33,968 shares of Terabeam Common Stock.
On January 23, 2006, the Mobius Funds sold an aggregate of 20,000 shares of Terabeam Common Stock.
On January 24, 2006, the Mobius Funds sold an aggregate of 27,000 shares of Terabeam Common Stock.
On January 25, 2006, the Mobius Funds sold an aggregate of 85,000 shares of Terabeam Common Stock.
On January 26, 2006, the Mobius Funds sold an aggregate of 72,000 shares of Terabeam Common Stock.
On January 27, 2006, the Mobius Funds sold an aggregate of 41,000 shares of Terabeam Common Stock.
Other than as described in this Item 4, the Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

Item 5.       Interest in Securities of the Issuer.

					Shares	Shares
	No. of		Shares	Shares	Subject to	Subject to
	Shares	% of Shares	Subject to	Subject to	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Shared	Dispositive	Dispositive
	Owned	Owned	Power	Voting Power	Power	Power
MTV (1)	978,590	4.6%	0	978,590	0	978,590
MTSF (2)	39,987	0.2%	0	39,987	0	39,987
MTAF (3)	38,154	0.2%	0	38,154	0	38,154
SBUSV (4)	1,049,485	4.9%	0	1,049,485	0	1,049,485
Mobius (5)	2,106,216	9.8%	0	2,106,216	0	2,106,216
SB Tech (6)	2,071,222	9.7%	0	2,071,222	0	2,071,222
SBTAF (7)	56,154	0.3%	0	56,154	0	56,154
SBTEF (8)	37,252	0.2%	0	37,252	0	37,252
SBTV (9)	2,164,628	10.1%	0	2,164,628	0	2,164,628
BAF (10)	4,270,844	19.9%	0	4,270,844	0	4,270,844
DRG (10)	4,270,844	19.9%	0	4,270,844	0	4,270,844
JR (10)	4,270,844	19.9%	0	4,270,844	0	4,270,844
GPG (11)	2,106,216	9.8%	0	2,106,216	0	2,106,216
JAM (11)	2,106,216	9.8%	0	2,106,216	0	2,106,216

(1)	Listed shares held of record by MTV. MTV has shared voting and dispositive power with respect to such shares with (i) Mobius, as general partner of MTV, and (ii) BAF, DRG, JR, GPG, and JAM, as managing members of Mobius.

(2)	Listed shares held of record by MTSF. MTSF has shared voting and dispositive power with respect to such shares with (i) Mobius, as general partner of MTSF, and (ii) BAF, DRG, JR, GPG, and JAM, as managing members of Mobius.

(3)	Listed shares held of record by MTAF. MTAF has shared voting and dispositive power with respect to such shares with (i) Mobius, as general partner of MTAF, and (ii) BAF, DRG, JR, GPG, and JAM, as managing members of Mobius.

(4)	Listed shares held of record by SBUSV. SBUSV has shared voting and dispositive power with respect to such shares with (i) Mobius, as general partner of SBUSV, and (ii) BAF, DRG, JR, GPG, and JAM, as managing members of Mobius.

(5)	Mobius has shared voting and dispositive power with respect to the listed shares with (i) each of the venture capital funds listed in footnotes (1), (2), (3) and (4) above, as applicable, and (ii) BAF, DRG, JR, GPG, and JAM, as managing members of Mobius.

(6)	Listed shares held of record by SB Tech. SB Tech has shared voting and dispositive power with respect to such shares with (i) SBTV, as general partner of SB Tech, and (ii) BAF, DRG, and JR, as managing members of SBTV.

(7)	Listed shares held of record by SBTAF. SBTAF has shared voting and dispositive power with respect to such shares with (i) SBTV, as general partner of SBTAF, and (ii) BAF, DRG, and JR, as managing members of SBTV.

(8)	Listed shares held of record by SBTEF. SBTEF has shared voting and dispositive power with respect to such shares with (i) SBTV, as general partner of SBTEF, and (ii) BAF, DRG, and JR, as managing members of SBTV.

(9)	SBTV has shared voting and dispositive power with respect to the listed shares with (i) each of the venture capital funds listed in footnotes (6), (7), and (8) above, as applicable, and (ii) BAF, DRG, and JR, as managing members of SBTV.

(10)	Has shared voting and dispositive power with respect to the listed shares with (i) each of the venture capital funds listed in footnotes (1), (2), (3), (4), (6), (7) and (8) above, as applicable, (ii) Mobius and SBTV, and (iii) the other managing members of Mobius and SBTV.

(11)	Has shared voting and dispositive power with respect to the listed shares with (i) each of the venture capital funds listed in footnotes (1), (2), (3), and (4) above, as applicable, (ii) Mobius, and (iii) the other managing members of Mobius.

Other than as described in Item 4 above, none of the Reporting Persons has engaged in any other transactions with respect to the shares covered by this Schedule in the past 60 days.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
GPG and JAM are managing members of Mobius. Mobius is the general partner of MTV, SBUSV, MTAF and MTSF venture capital funds named in response to Item 2 above. GPG and JAM are beneficial owners of Terabeam Common Stock solely in their capacities as managing members of Mobius. GPG and JAM disclaim beneficial ownership of Terabeam Common Stock except, or as applicable, to the extent of their pecuniary interests in Mobius, MTV, SBUSV, MTAF and MTSF.
BAF, DRG and JR are managing members of (i) Mobius, the general partner of MTV, SBUSV, MTAF and MTSF venture capital funds named in response to Item 2 above, and (ii) SBTV, the general partner of SB Tech, SBTEF and SBTAF venture capital funds named in response to Item 2 above. BAF, DRG and JR disclaim beneficial ownership of the Terabeam Common Stock except, or as applicable, to the extent of their pecuniary interests in Mobius, MTV, SBUSV, MTAF, MTSF, SBTV, SB Tech, SBTAF and SBTEF.
Except for the Lock-up Agreement described in Item 4 above, the Merger Agreement described in Item 3 above and the above-mentioned exceptions, each of which is incorporated by reference herein, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Terabeam, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be filed as Exhibits.

Exhibit no.	Description
Exhibit 1	Joint Filing Statement
Exhibit 2	Lock-up Agreement, dated as of April 14, 2004, between Terabeam and certain of the Reporting Persons

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2 , 2006
SOFTBANK TECHNOLOGY VENTURES V, L.P.
By:	SBTV V LLC
its general partner

By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	General Counsel

SOFTBANK TECHNOLOGY ADVISORS FUND V, L.P.
By:	SBTV V LLC
its general partner

By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	General Counsel

SOFTBANK TECHNOLOGY ENTREPRENEURS FUND V, L.P.
By:	SBTV V LLC
its general partner

By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	General Counsel

SBTV V LLC its general partner
By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	General Counsel

MOBIUS TECHNOLOGY VENTURES VI, L.P.
By:	Mobius VI LLC
its general partner

By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	Managing Director and General Counsel

MOBIUS TECHNOLOGY VENTURES ADVISORS FUND VI, L.P.
By:	Mobius VI LLC
its general partner

By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	Managing Director and General Counsel

MOBIUS TECHNOLOGY VENTURES SIDE FUND VI, L.P.
By:	Mobius VI LLC
its general partner

By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	Managing Director and General Counsel

SOFTBANK U.S. VENTURES VI, L.P.
By:	Mobius VI LLC
its general partner

By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	Managing Director and General Counsel

MOBIUS VI, LLC.
By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	Managing Director and General Counsel

BRADLEY A. FELD
By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	Attorney-in-fact / authorized signatory for SEC Filings*

D. REX GOLDING
By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	Attorney-in-fact / authorized signatory for SEC Filings*

JO ANN HEIDI ROIZEN
By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	Attorney-in-fact / authorized signatory for SEC Filings*

GREG P. GALANOS
By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson
	Title:	Attorney-in-fact / authorized signatory for SEC Filings*

JASON A. MENDELSON
By:	/s/ Jason A. Mendelson
	Name:	Jason A. Mendelson

*	Power of attorney granted pursuant to general authorization letters filed with the Commission via certified mail dated March 16, 2001.